June 3, 2019

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States

Deutsche Bank Securities Inc.

60 Wall Street,

New York, NY 10005

United States

as representatives of the several underwriters

VIA EDGAR

Ms. Celeste M. Murphy

Mr. Robert S. Littlepage

Mr. Paul Fischer

Ms. Claire DeLabar

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GSX Techedu Inc. (CIK No. 0001768259)

Registration Statement on Form F-1, as amended (File No. 333-231275)

Registration Statement on Form 8-A (File No. 001-38923)

Dear Ms. Murphy, Mr. Littlepage, Mr. Fischer and Ms. DeLabar:

We hereby join GSX Techedu Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on June 5, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, approximately 1,400 copies of the Company’s preliminary prospectus dated May 24, 2019 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative to the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to Underwriter’s Acceleration Request]

Very truly yours,

As representative to the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Thomas Schweigl
Name:	Thomas Schweigl
Title:	Director

By:	/s/ Joseph Passaro
Name:	Joseph Passaro
Title:	Director

[Signature Page to Underwriter’s Acceleration Request]